Exhibit 99.3

GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Q 2 2018 FINANCIAL RESULTS INTERNACIONAL SHOPPING | S ÃO P AULO S HOPPING L IGHT | S ÃO P AULO G - C ITY | R ISHON L EZION G - TZAMERET | TEL AVIV G | KFAR SABA B RICKELL | M IAMI B RIDGE T OWER | N EW Y ORK

DISCLAIMER GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE This presentation may include forward - looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward - looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward - looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward - looking statements and can be identified by the use of forward - looking terminology such as the words " anticipate", " believe", " could", " estimate", " expect", " intend", " may", " plan", " predict", " project", " will" and similar terms and phrases. Any forward - looking information contained in this presentation is based, in addition to existing information of the Company, on present Company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward - looking statements are based are reasonable, any of these assumptions could prove to be inaccurate, and the forward - looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward - looking statements ultimately prove to be correct. Forward - looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward - looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F - 1 , Registration Statement on Form F - 3 , Annual Report on Form 20 - F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U. S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors. ” All written and oral forward - looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previo us statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that o ccu r, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit - Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Gazit - Globe Ltd.

0.89 0.91 Q2/2017 Q2/2018 Economic FFO per share in the Quarter – Excluding Regency SECOND QUARTER 2018 – HIGHLIGHTS GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Strong Operational Performance in All Territories 490 504 Q2/2017 Q2/2018 3.1 % Canada - FCR Northern Europe Central & Eastern Europe Brazil Israel 3.5% - 0.4% 3.0% 13.9% 4.9 % Same Property NOI growth of 3.1 % in the period compared to the same period in 2017 NOI ( consolidated) increased by 2.9 % in the quarter + 1.1 % including Iso Omena 0.71 0.79 Q2/2017 Q2/2018 94.9% 96.3% 30/06/2017 30/06/2018 Total Economic FFO per share in the quarter Total Occupancy Economic FFO is presented based on management approach and EPRA, and includes Gazit’s proportionate share in Regency’s FFO

SECOND QUARTER 2018 – HIGHLIGHTS GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Continued execution of our strategy to increase our share investments in our private subsidiaries and invest in mixed use retail based assets in major urban markets • The Company sold in 2018 18.5 million shares of Regency for approx. $ 1 million (NIS 3.9 billion ) and fully realized its remaining investment in Regency . Following these sales, the Company's private directly held investments is approx. 36.7 % out of its total assets. Asset Location Acquisition Date Cost (local currency, million) Cost (million ILS) Population in 3 miles Avg. Household Income The Edge Brooklyn, NY 02/07/2018 $47 173 1,250,000 $100K Ceasar's Bay Baazar Brooklyn, NY 05/06/2018 $41 150 700,000 $75K 43 Winter Boston 01/06/2018 $3 12 439,802 $105K 467 Washington Boston 01/06/2018 $17 61 439,802 $105K Internacional Sao Paulo, Brazil 02/04/2018 BRL 937 990 833,654 R$47K Neve Gan (land) Ramat Hasharon, Israel 23/07/2018 ILS 30 30 486,197 NIS 151K Total Investment ILS 1,415 Since April 2018 our private subsidiaries invested approx. NIS 1.4 billion in major cities with superior demographics: (1) Company’s share – 41 % in the asset, 50 % voting rights (2) Company’s share – 34% (1) (2)

GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE THE LATEST ACQUISITION OF GAZIT HORIZONS THE EDGE I BROOKLYN, NY Acquired in July 2018 for $ 47.3 million. 60,000 sqf retail condominium complex in Williamsburg, Brooklyn. It is a luxury complex that includes over 900 residential units, a 500 space parking garage, 1.75 acres of open space, and a New York City ferry terminal transporting commuters to Wall Street and Midtown Manhattan. The population within 3 miles is approx. 1,250,000 , with average household income of about $ 100,000 per year. Acquired in June 2018 for $ 41 million . 300 , 000 sqf * spans over 14 acres along Brooklyn’s Waterfront . One of the strongest retailer sales volume locations in metro New York, and is directly accessible from the Belt Parkway ( 140 , 000 vehicles per day ) . The population within 3 miles of the property is approx . 700 , 000 , with average household income of about $ 75 , 000 per year . CESAR’S BAY BAAZR I BROOKLYN, NY US GAZIT HORIZONS – Investments of ~$ US 110 in June - July * Company’s share – 41 % in the asset, 50 % voting rights In the quarter and after Gazit Horizons doubled it’s investments and today owns 6 properties in a total investment value of $ 235 million

G CITY ( DEVELOPMENT EXPANSION) G KOCHAV HAZAFON DEVELOPMENT AND EXPANSION – More than NIS 260 million ($ 74 million) of ongoing development in advanced stages GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE GAZIT ISRAEL ISRAEL GAZIT’S OWNERSHIP 100% EXPECTED GLA (SQM) 13,265 (142,700 sqf) EXPECTED OPENING Q4/19 BUDGET (MILLION NIS) 160 - 165 AMOUNT INVESTED (MILLION NIS) UNTIL JUNE 30 TH , 2018 ($ 22 m) GAZIT’S LEASEHOLD 100% EXPECTED GLA (SQM) 2,200 (23,700 sqf ) EXPECTED OPENING Q1/20 BUDGET (MILLION NIS) (EXCLUDING ACQUISITION COSTS) 105 AMOUNT INVESTED (MILLION NIS) UNTIL JUNE 30 TH , 2018 ($ 22 m) ▪ Expanding the privately held G City ~ 720,000 sqf (~ 67,000 Sqm) to 86 ,000 sqf ( 80, 00 Sqm) in Rishon Lezion , the f ou rth largest city in Israel. ▪ The new expansion will include 7 unique two level stores of leading retailers. ▪ The expansion GLA is % leased ▪ 1 Acre land plot located i n the heart of the high - class Kochav Hazafon neighborhood in the north of Tel - Aviv. ▪ The center is another milestone in Gazit Israel’s strategy of operating in high - density, prime locations.

ISRAEL | GAZITISRAEL

GAZIT GLOBE

## DEVELOPMENT PIPELINE

### Water Factory – adjacent land to G Kfar Saba. Lease agreement with Decathlon has been signed for a new store and headquarter office


DECATHLON
DECATHLON

| | |
|---|---|
| GAZIT'S OWNERSHIP | 25.5% |
| EXPECTED GLA (SQM) | 13,600 (146,000 sqf) |
| EXPECTED OPENING | Q4/20 |
| BUDGET (MILLION NIS, company's share) | 50-60 |

- Land plot of 2.3 acre adjacent to our mall – G Kfar Saba, Israel.
- The Company submitted for building permits.

### Neve Gan, Ramat Hasharon


Neve Gan
Tel Baruch

| | |
|---|---|
| GAZIT'S SHARE | 34% |
| LAND SIZE | 1.1 acre |
| ZONING | Retail and Office |
| BUILDING RIGHTS | 7,000 sqm (75,000sqf) |

- The land is located 500m from the Company's shopping center G Tel Baruch, Tel Aviv.
- In January 2018 a plan for reparcellation has been submitted and is in discussion stage.

LOCATION LOCATION LOCATION
GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE

7

G CITY ( ADDITIONAL RIGHTS) 6 1 G KFAR SABA ( ADDITIONAL RIGHTS) GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE DEVELOPMENT PIPELINE ADDITIONAL BUILDING RIGHTS ~ 63 , 000 sqm ( 678 , 000 sqf ) out of which 13 , 000 sqm are under construction ( 140 , 000 sqf ) ADDITIONAL BUILDING RIGHTS* ~ 4 , 000 sqm ( 463 , 000 sqf ) out of which 11 , 000 sqm are in planning stage ( 118 , 000 sqf ) ▪ Part of G City, privately held 80,600 sqm ( 19.7 acre) property in Rishon Lezion , the f ou rth largest city in Israel. ▪ The Company submitted a plan for 50,000 sqm ( 538,000 sqf ) office tower based on approved building rights. The plan has been discussed and approved in the local committee in August 2018 subject to conditions. ▪ The company is in the process of using its additional building rights to add prime commercial & office space to the existing shopping center . ▪ The Company submitted for building permit of 10,000 sqm ( 108,000 sqf ) expansion of commercial space. ▪ The Company submitted a plan for 21 floors office tower on top of the commercial area. * Company’s share – 51 % ISRAEL GAZIT ISRAEL The additional building rights will increase Gazit’s Israel managed GLA by 60% - approx. 110,00 sqm ( 1,184,000 sqf )

BUSINESS UPDATE GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE ▪ Internacional – The acquisition of 70 % of the mall, 77,000 sqm ( 829,000 sqf ) for R$ 937 million (US$ 284 m), was closed on April 2 , 2018 . Since then, 16 stores were leased ( 15 of them new), 28 kiosks were opened, 28 new media contracts were signed and 10 events were taken place. ▪ Mais Shopping – Expansion of the second floor, adding 8,750 sqm , to be completed until the end of 2018 . Highest occupancy level in the mall’s history of 97.5%. ▪ Top Center – Decathlon flagship store, 2,800 sqm , opened on June 6 , 2018 . 2 nd best opening in Brazil. SÃO PAULO GAZIT BRASIL Gazit Brasil owns 7 assets in Sau Paulo metropolitan area with a total investment of approx. R$ 2.9 billion. Occupancy as of June 30 , 2018 is at 96%, an increase of 3.4 % compared to June 30 , 2017

GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE FINANCIAL RESULTS Q 2 2018 G CITY I RISHON LE’TZION 41 WINTER STREET I BOSTON I MA

490 504 Q2/2017 Q2/2018 394 423 Q2/2017 Q2/2018 GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Same property NOI growth of 13.9 % in Brazil and 4.9 % in Israel GEOGRAPHIC SPREAD SECOND QUARTER 2018 – HIGHLIGHTS NOI (consolidated) increased by 2.9% 9 40 NOI Q 2 / 18 Others (1) The NOI is as presented in the Company’s financial reports. Others includes Germany and US. (2) Proportionate NOI - excluding the Company’s share in Regency’s NOI Million NIS Canada - FCR Northern Europe Central & Eastern Europe Brazil Israel 3.5% - 0.4% 3.0% 13.9% 4.9% + 1.1 % Including Iso Omena 3.10 % Same Property NOI growth of 3.1 % Compared to same period in 2017 Proportionate NOI increased by 7.4%

GAZIT BRASIL – Increase of 32.5 % compared to same quarter in 2017 GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE NOI OF OUR PRIVATE SUBSIDIARIES GAZIT ISRAEL – Increase of 8.0 % compared to same quarter in 2017 • Same Property sales in the period increased by 4 . 1 % compared to the same period in 2017 . (In the quarter + 3 . 6% ) • Same Property sales in the period increased by 7 . 9 % compared to the same period in 2017 . (In the quarter + 5 . 9% ) 31 41 Q2/2017 Q2/2018 38 40 Q2/2017 Q2/2018 Million NIS Million BRL

Geographic Spread Total GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE INCREASE IN OCCUPANCY RATE OF 1.4 % TO 95.0% 96.3% 95.5% 92.6% 92.5% 96.3% 96.3% 97.0% 96.0% 98.0 % Canada Northern Europe CEE Brazil Israel 30/06/2017 30/06/2018 94.9% 96.3 % Total

1.36 1.49 0.42 0.28 H1/2017 H1/2018 Economic FFO per share in the period decreased by 0.6 % compared to same period in 2017 Pro Forma FFO per share, excluding Regency, % 9.8 increased by Excluding Regency Economic FFO per share in the quarter increased by 2.2 % compared to same quarter in 2017 Pro Forma FFO per share, excluding Regency, increased by 11.6% 0.71 0.79 0.18 0.12 Q2/2017 Q2/2018 Economic FFO is presented based on management approach and EPRA, and includes Gazit’s proportionate share in Regency’s FFO . GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE ECONOMIC FFO PER SHARE (1) (1) Excluding Regency

(1) OTHER P&L HIGHLIGHTS (in NIS millions except per share data) (Unaudited) 3 Months ended June 30 6 Months ended June 30 change change Consolidated cash flow from operating activities 59 - 186 Loss attributable to equity holders of the company 371 - Loss per share attributable to equity holders of the company 1.87 - Adjusted Net Income attributable to equity holders of the company 87 - - 296 - - Fair value gain from investment property (6) - GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE H 1 / 2018 Q 2 / 2018 NIS million 414 72 Loss attributable to equity holders of the company Adjustments 482 (47) Loss on Regency shares net of tax 208 (96) Loss on SWAPs - Gain on financial derivatives Changes in fair value of investment property Indexation 296 87 Adjusted Net Income attributable to equity holders of the company

53.9% 53.4% 52.1% 6/30/2017 12/31/2017 6/30/2018 LTV ( consolidated) decreased by 0.3 % BALANCE SHEET HIGHLIGHTS LTV ( expanded solo) decreased by 1.3 % GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE ʥ Million NIS Equity decreased by NIS 684 million Equity per share decreased by NIS 3.2 per share 54.1% 52.6% 52.3% 6/30/2017 12/31/2017 6/30/2018 9,014 9,936 9,252 30/06/2017 31/12/2017 30/6/2018 46.1 51.4 48.2 30/06/2017 31/12/2017 30/6/2018

FINANCIAL STRENGTH MORUMBI | S ÃO P AULO KOCHAV HATZAFON | T EL A VIV GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE BRIDGE TOWER I NEW YORK I NY

294 1,453 1,166 1,027 801 1,060 1,169 713 994 908 344 3.0% 14.6% 11.7% 10.3% 8.1% 10.7% 11.8% 7.2% 10.0% 9.1% 3.5% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 0.0 500.0 1,000.0 1,500.0 2,000.0 2,500.0 3,000.0 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 ʤʩʸʧʠʬʥ (*) Adjusted for Series 3 and 9 principal repayment of NIS 972 million which was paid on July 1 , 2018 . (**) Repayments in 2019 include Series 10 principal of NIS 7 m with coupon of 6.5 % which is secured by part of G City in Rishon Lezion , Israel. (**) WELL STAGGERED DEBT MATURITY SCHEDULE - EXPANDED SOLO AS OF / 6 / * ▪ Weighted average debt maturity: 4. years ▪ Average interest rate: 4. % GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Million NIS 2028 and thereafter The Company has a total of NIS 4 . 8 billion at average annual interest of approx . 5 . 3% . Assuming the Company will refinance its debt based on series 13 current yield, approx . 2 . 45% , then the Company’s finacing cost will be reduced by 28 M NIS annually thru 2022 .

6.6 3.8 (1) Cash, short term securities and unutilized credit facilities. Not including liquidity in FCR amounting to NIS 1.4 B LIQUIDITY AND FINANCIAL STRENGTH The company and its private subsidiaries Consolidated subsidiaries Liquidity NIS billions GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE On July 2018 the company realized its remaining investment in Regency for an aggregate consideration of approximately $ 505 million (NIS 1 . 84 billion) . In July 1 , 2018 the Company paid Bond series 3 and 9 principal repayments of NIS 972 million . The Company’s liquidity following the sale and the repayments totaled approx . NIS 5 . 6 billion, out of which approx . NIS 2 . 5 billion in cash, while the Company’s remaining repayments in 2018 total to NIS 300 million (1)

Appendix A - Exiting Equity One GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE Our execution actions have generated positive value of $ 135 m, in a declining market environment In January 2016 we announce our strategy to reduce the share of our public holdings Million USD Million USD EQY value before merger (November 14, 2016) ($27.87 Per Share, 49.6 million shares) 1,382 REG value post merger with a 14% premium ($68.4 Per Share, 22.3 million shares) 1,528 Market Selling - 1% discount -14 Proceeds from shares sold (22.3 shares in average price of $60.96 per share) 1,361 Proceeds 1,369 Actual Tax on Sold Shares -176 Tax (35%) -270 Commission on Selling in Tranches -0.9 Net Proceeds 1,098 Net Proceeds 1,185 Gain from derivatives 48 Value from Selling Equity One in Market 1,098 Total Net Value From Sold Shares 1,233 Scenario of Selling EQY in 2016 Selling Regency

Internacional Shopping Plano de Expansão T OP C ENTER | S ÃO P AULO T OP C ENTER | S ÃO P AULO ʭʧʺʮ G ʺʸʮʶ ʡʩʡʠʬʺ ʭʧʺʮ G ʠʡʱʸʴʫ C IDADE J ARDIM | S ÃO P AULO G - C ITY | R ISHON L EZION Adi Jemini EVP & CFO GREAT THINGS HAPPEN WHEN YOU OWN GREAT REAL ESTATE THANK YOU FOR YOUR TIME. CONTACT INFORMATION Doron Lavi Segelson Head of Investor Relations + 972.3.6948037 dlavi@gazitgroup.com